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EXHIBIT 12.1

Nextel Partners, Inc. and Subsidiaries Exhibit 12.1 Computation of Ratio to Fixed Charges
	Year Ended December 31,
				For the Three Months Ended March 31, 2003
	2000	2001	2002
EARNINGS (LOSS)
Pretax income (loss)	$(265,140)	$(285,946)	$(264,296)	$(46,315)
Add back: fixed charges as disclosed below	127,017	154,678	190,746	47,200
Less: capitalized interest	(15,712)	(12,548)	(3,233)	(539)

Earnings (loss) as adjusted	(153,835)	(143,816)	(76,783)	346
FIXED CHARGES:
Interest expense, net of capitalized interest	99,361	122,411	160,117	39,186
Capitalized interest	15,712	12,548	3,233	539
Amortization of debt issuance costs	3,259	3,683	4,466	1,107
Portion of rent expense representative of interest factor	8,685	16,036	22,930	6,368

	127,017	154,678	190,746	47,200

DEFIECIENCY OF EARNINGS TO FIXED CHARGES	$(280,852)	$(298,494)	$(267,529)	$(46,854)

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  EXHIBIT 12.1